                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D**

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Scholastic Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   807066105
                       --------------------------------
                                (CUSIP Number)

                              SPO Partners & Co.
                             William E. Oberndorf
                        591 Redwood Highway, Suite 3215
                         Mill Valley, California 94941
                                (415) 383-6600

                                with a copy to:
                                Phillip Gordon
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 5, 1999
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 1,211,000 which constitutes approximately 7.7%
of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 15,628,739 shares outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Main Street Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            766,800 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             766,800 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      766,800 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MS Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            766,800 (1) (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             766,800 (1) (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      766,800 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.
(1) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp II.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            176,700 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             176,700 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      176,700 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            176,700 (1) (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             176,700 (1) (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      176,700 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SF Advisory Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          943,500 (1) (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          943,500 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      943,500 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
(1) Solely in its capacity as (i) one of two general partners of MS Advisory Partners, L.P. with respect to 766,800 of such shares; and (ii) one of two general partners of SF Advisory Partners, L.P. with respect to 176,700 of such shares.
(2)   Power is exercised through its controlling person, John H. Scully.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SF Advisory Corp. II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          943,500 (1) (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          943,500 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      943,500 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 766,800 of such shares; and solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 176,700 of such shares.
(2)   Power is exercised through its controlling person, William E. Oberndorf.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF and Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          943,500 (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          943,500 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      943,500 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1)   Solely in his capacity as the controlling person of SF Advisory Corp.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            267,500 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          943,500 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             267,500 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          943,500 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,196,000 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 807066105                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
(1) Includes 39,0000 shares owned beneficially by a family limited partnership (Oberndorf Family Partners; 3,000 shares owned by his children, and 3,000 shares owned outright by his spouse, Susan Oberndorf.

(2)   Solely in his capacity as the controlling person of SF Advisory Corp. II.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Scholastic Corp, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Broadway, New York, NY 10012.

Item 2.   Identity and Background.
          -----------------------

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Main Street Partners, L.P., a Delaware limited partnership ("MSP"), MS Advisory Partners, L.P., a Delaware limited partnership ("MS Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SF Advisory Corp., a Delaware corporation ("SF Advisory Corp."), SF Advisory Corp. II, a Delaware corporation ("SF Advisory Corp. II"), John H. Scully ("JHS") and William E. Oberndorf ("WEO"). MSP, MS Advisory Partners, SFP, SF Advisory Partners, SF Advisory Corp., SF Advisory Corp. II, JHS, and WEO are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     MSP
     ---

     MSP is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MSP, which also serves as its principal office, is 4320 W. Vickery, Suite B, Fort Worth, Texas 76107. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MS Advisory Partners, the sole general partner of MSP, is set forth below.

     MS Advisory Partners
     --------------------

     MS Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of MSP. The principal business address of MS Advisory Partners, which also serves as its principal office, is 4320 W. Vickery, Suite B, Fort Worth, Texas 76107. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of MS Advisory Partners, is set forth below.

     SFP
     ---

     SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

     SF Advisory Partners
     --------------------

     SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of SF Advisory Partners, is set forth below.

     SF Advisory Corp.
     ----------------

     SF Advisory Corp. is a Delaware corporation, the principal business of which is serving as one of two general partners of each of MS Advisory Partners and SF Advisory Partners. The principal address of SF Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, who is the sole director, executive officer and controlling person of SF Advisory Corp., is set forth below.

     SF Advisory Corp. II
     --------------------

     SF Advisory Corp. II is a Delaware corporation, the principal business of which are serving as one of two general partners of each of MS Advisory Partners and SF Advisory Partners. The principal business address of SF Advisory Corp. II, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, who is the sole director, executive officer and controlling person of SF Advisory Corp. II, is set forth below.


     JHS
     ---

     JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation ("SPO"). The principal business of SPO is operating as an investment firm. The principal address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is also the sole stockholder, sole director and chief executive officer of SF Advisory Corp., one of the two corporate general partners of each of MS Advisory Partners and SF Advisory Partners.

     WEO
     ---

     WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO. WEO is also the sole stockholder, director and chief executive officer of SF Advisory Corp. II, one of two corporate general partners of MS Advisory Partners and SF Advisory Partners.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:


         Name                Source of Funds      Amount of Funds
         ----                ---------------      ---------------

   MSP                     Working Capital(1)     $7,044,461.68

   MS Advisory Partners    Not Applicable         Not Applicable

   SFP                     Working Capital (1)    $1,994,599

   SF Advisory Partners    Not Applicable         Not Applicable

   SF Advisory Corp.       Not Applicable         Not Applicable

   SF Advisory Corp. II    Not Applicable         Not Applicable

   WEO                     Personal Funds (2)     $232,500



     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 15,628,739 total outstanding common stock, as reported on the Issuer's 10-Q/A filed with the Securities Exchange Commission on October 16, 1998.

     MSP
     ---

     The aggregate number of Shares that MSP owns beneficially, pursuant to Rule 13d-3 of the Act, is 766,800 Shares, which constitutes approximately 4.9% of the outstanding Shares.

     MS Advisory Partners
     --------------------

     Because of its position as the sole general partner of MSP, MS Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 766,800 Shares, which constitutes approximately 4.9% of the outstanding Shares.

     SFP
     ---

     The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,700 Shares which constitutes approximately 1.1% of the outstanding Shares.

     SF Advisory Partners
     --------------------

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 176,700 Shares, which constitutes approximately 1.1% of the outstanding Shares.

     SF Advisory Corp.
     ----------------

     Because of its positions as one of two general partners of each of MS Advisory Partners, and SF Advisory Partners, SF Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 943,500 Shares in the aggregate, which constitutes approximately 6.0% of the outstanding Shares.

     SF Advisory Corp. II
     --------------------

     Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 943,500 Shares in the aggregate, which constitutes approximately 6.0% of the outstanding Shares.

     JHS
     ---

     Because of his positions as a control person of SF Advisory Corp. JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 943,500 Shares, which constitutes approximately 6.0% of the outstanding Shares.

     WEO
     ---

     Individually, and because of his position as a control person of SF Advisory Corp. II, and by virtue of being the sole general partner of a family limited partnership (Oberndorf Family Partners), WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,211,000 Shares in the aggregate, which constitutes approximately 7.7% of the outstanding Shares.


     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)

     MSP
     ---

     Acting through its sole general partner, MSP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 766,800 Shares.

     MS Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of MSP, MS Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 766,800 Shares.

     SFP
     ---

     Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 176,700 Shares.

     SF Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 176,700 Shares.

     SF Advisory Corp.
     -----------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. has shared power to vote or to direct the vote and to dispose or to direct the disposition of 943,500 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp. II.

     SF Advisory Corp. II
     --------------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II has shared power to vote or to direct the vote and to dispose or to direct the disposition of 943,500 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp.

     JHS
     ---

     As the controlling person of SF Advisory Corp., which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO (as the controlling person of SF Advisory Corp. II, which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 943,500 Shares held by MSP and SFP in the aggregate

     WEO
     ---

     WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 262,500 Shares, which includes 39,000 Shares beneficially owned by a family limited partnership (Oberndorf Family Partners), of which WEO is the sole general partner. As the controlling person of SF Advisory Corp. II, which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS (as the controlling person of SF Advisory Corp., which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 943,500 Shares held by MSP and SFP in the aggregate.


     (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the NASDAQ National Market System as set forth on
Schedule I attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit A -- Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    May 7, 1999

                              ___________________________________________
                              Phillip Gordon

                              Attorney-in-Fact for:

                                MAIN STREET PARTNERS, L.P. (1)
                                MS ADVISORY PARTNERS, L.P. (2)
                                SAN FRANCISCO PARTNERS II, L.P. (3)
                                SF ADVISORY PARTNERS, L.P. (4)
                                SF ADVISORY CORP. (5)
                                SF ADVISORY CORP. II (6)
                                JOHN H. SCULLY (7)
                                WILLIAM E. OBERNDORF (8)


               (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Main Street Partners, L.P. previously has been filed with the Securities and Exchange Commission.

               (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of MS Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.

               (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of San Francisco Partners II, L.P. previously has been filed with the Securities and Exchange Commission.

               (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.

               (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. previously has been filed with the Securities and Exchange Commission.

               (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. II previously has been filed with the Securities and Exchange Commission.

               (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.

               (8) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.

                                 SCHEDULE I TO
                                 SCHEDULE 13D

                                      FOR

                      MAIN STREET PARTNERS, L.P., et al.



                              Date of      Number of   Price Per
Reporting Person              Transaction   Shares     Share
----------------------------  -----------  ---------  --------

Main Street Partners, L.P.     04/19/99     61,500     45
                               04/20/99     12,000     45
                               04/22/99     24,600     44.8
                               04/23/99     6,100      45
                               04/26/99     14,300     44.4
                               05/06/99     12,200     46



San Francisco Partners         04/19/99     13,500     45
                               04/20/99     3,000      45
                               04/22/99     5,400      44.8
                               04/23/99     1,400      45
                               04/26/99     3,200      44.4
                               05/06/99     2,800      46


William Oberndorf              04/13/99     800        46.5

Susan Oberndorf                04/13/99     3,000      46.5

Peter Oberndorf                04/13/99     1,200      46.5

                                 EXHIBIT INDEX

Page
Exhibit       Document Description                                     Number
-------       --------------------                                     ------
  A           Agreement Pursuant to Rule 13d-1(f)(1)(iii)

                                   Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


     DATED:    May 7, 1999

                                     ----------------------------------------
                                     Phillip Gordon

                                     Attorney-in-Fact for:

                                       MAIN STREET PARTNERS, L.P. (1)
                                       MS ADVISORY PARTNERS, L.P. (2)
                                       SAN FRANCISCO PARTNERS II, L.P. (3)
                                       SF ADVISORY PARTNERS, L.P. (4)
                                       SF ADVISORY CORP. (5)
                                       SF ADVISORY CORP. II (6)
                                       JOHN H. SCULLY (7)
                                       WILLIAM E. OBERNDORF (8)


                          (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Main Street Partners, L.P. previously has been filed with the Securities and Exchange Commission.

                          (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of MS Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.

                          (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of San Francisco Partners II, L.P. previously has been filed with the Securities and Exchange Commission.

                          (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.

                          (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. previously has been filed with the Securities and Exchange Commission.

                          (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of SF Advisory Corp. II previously has been filed with the Securities and Exchange Commission.

                          (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.

                          (8) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.